EXHIBIT (a)(1)(A)

CYTODYN INC.

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

June 3, 2024

To the Holders of the Original Warrants,

CytoDyn Inc. (“we” or the “Company”) is offering you, as a holder of certain warrants to purchase common stock of the Company (the “Original Warrants”), the opportunity to amend and exercise such Original Warrants at an exercise price equal to the lower of 70% of (1) the intraday volume-weighted average price (“VWAP”) on the Expiration Date (as defined below), or (2) the average VWAP for the 5 days ending on the Expiration Date, but in no event higher than the closing price on May 31, 2024 ($0.16), subject to the terms and conditions set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of CytoDyn Inc.” dated as of the date of this letter (the “Offer”). All terms not defined in this letter shall have the meanings set forth in the Offer.

The purposes of the Offer are to (1) encourage the participating holders to exercise the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants, which will help us raise funds to support our operations and (2) reduce the number of outstanding warrants. We plan to use the funds obtained to fund, in part, a Phase II study of leronlimab in patients with relapsed/refractory microsatellite stable colorectal cancer operations; and for working capital and other general corporate purposes, which may include the reduction of indebtedness.

The enclosed Offer together with the enclosed Election to Participate (including the instructions and other forms attached thereto) and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide important information regarding the Offer and instructions as to how you can participate and amend and exercise your Original Warrants. You should read all of the Offering Materials carefully before you decide whether to amend and exercise any of your Original Warrants. Also, please note that there is no minimum participation requirement on your part with respect to this Offer. Participation in this Offer requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

To amend and exercise an Original Warrant, you must deliver to us prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Eastern time) on June 28, 2024, as may be extended by us in our sole discretion (the “Expiration Date”): (i) a signed Election to Participate, (ii) a signed Acknowledgements and Representations and Warranties, (iii) a signed Accredited Investor Questionnaire and (iv) the original copy of your Original Warrants (or Affidavit of Lost Warrant), along with (v) the aggregate exercise price in cash in the amount equal to $0.16 (the closing price on May 31, 2024), multiplied by the number of shares of common stock you elect to purchase. The cash exercise price may be tendered in the form of a check payable to CytoDyn Inc. or by wire transfer to our account as set forth in the instructions to the Election to Participate. These items must be properly delivered, before the Expiration Date, to us at our corporate address indicated above or by email at warrants@cytodyn.com. We will return to you the excess, if any, by which the tendered cash exercise price exceeds the lower of 70% of (1) the VWAP on the Expiration Date, or (2) the average VWAP for the 5 days ending on the Expiration Date, multiplied by the number of shares of common stock you elect to purchase.

If you send your Election to Participate and subsequently change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal to us at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to us on or prior to the Expiration Date. If you properly withdraw prior to the Expiration Date, we will return promptly your Original Warrants and your aggregate exercise price.

Thank you for your time in reviewing this opportunity.

Very truly yours,

CYTODYN INC.

By:	/s/ Jacob Lalezari
Name:	Jacob Lalezari
Title:	Chief Executive Officer